SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number1-4083

                       Disney Enterprises, Inc.
        (Exact name of registrant as specified in its charter)


    500 South Buena Vista Street, Burbank, California 91521 (818) 560-1000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Medium-Term Notes with the following CUSIP No.'s:
254687AH9  	25469HAT0  	25469HAU7  	25469HAV5
25469HAY9  	25469HAZ6  	25469HBA0  	25469HBD4
25469HBE2	  25469HBG7	  25469HBH5	  25469HBJ1
25469HBK8	  25469HBL6	  25469HBM4	  25469HBN2

(Title of each class of securities covered by this Form)


(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]		Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii)[ ]		Rule 12h-3(b)(2)(i)	 [ ]
Rule 12g-4(a)(2)(i) [ ]		Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii)[ ]		Rule 15d-6		         [ ]
Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date:

Less than 300 in the case of each issue of Medium-Term Notes set forth above and in the aggregate.

Pursuant to the requirements of the Securities Exchange Act of 1934 Disney Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 12, 1996

By:    /s/ David K. Thompson
Name: 	David K. Thompson
Title:	Senior Vice President -
       Assistant General Counsel